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SECURI 08025864 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garrett Nagle & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place
(No. and Street)

Boston	MA	02110-4107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Noreen Wight 617-737-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider, Schneider & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

35 Braintree Hill Office Park	Braintree	MA	02184
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 15 2008

Washington, DC 104

PROCESSED

MAR 21 2008

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/20/08

OATH OR AFFIRMATION

I, Richard Shults, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garrett Nagle & Company, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Paul Schneider

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRETT NAGLE & COMPANY, INC.

YEARS ENDED DECEMBER 31, 2007 AND 2006

GARRETT NAGLE & COMPANY, INC.

YEARS ENDED DECEMBER 31, 2007 AND 2006

CONTENTS

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

35 BRAINTREE HILL OFFICE PARK
BRAINTREE, MASSACHUSETTS 02184-8709
TEL. (781) 843-6601
FAX (781) 849-6772

PAUL D. SCHNEIDER, CPA
GERALD R. SCHNEIDER, CPA
BRIAN G. OSGANIAN, ESQ.
DIRECTOR OF TAXATION
RICHARD G. SHULTS, CPA

B. BURTON SCHNEIDER

Board of Directors
Garrett Nagle & Company, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Garrett Nagle & Company, Inc. as of December 31, 2007, and the related statements of income and changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Garrett Nagle & Company, Inc. as of, and for the year ended December 31, 2006, were audited by other auditors whose report dated February 27, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garrett Nagle & Company, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as presented on pages 14 through 19, is for the purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information for the year ended December 31, 2007 presented on pages 15 through 19 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider Schneider + Associates, PC

January 29, 2008

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 1006

ASSETS

	2007	2006
Current assets:		
Cash and cash equivalents	$ 614,700	$ 589,594
Marketable securities	929,137	1,273,555
Accounts receivable	13,777	48,276
Prepaid expenses	26,089	26,089
Total current assets	1,583,703	1,937,514
Property and equipment, net	38,695	63,954
Total assets	$1,622,398	$2,001,468

LIABILITIES AND SHAREHOLDER'S EQUITY

	2007	2006
Current liabilities:		
Accounts payable and accrued expenses	$ 18,006	$ 49,204
Accrued pension contribution	28,000	25,000
Deferred investment advisor fees	513,323	483,794
Total current liabilities	559,329	557,998
Commitments		
Shareholder's equity:		
Common stock, $1 par value, 250,000 shares authorized; 25,000 shares issued and outstanding	25,000	25,000
Additional paid-in capital	17,428	17,428
Retained earnings	764,057	922,184
Accumulated other comprehensive income	256,584	478,858
Total shareholder's equity	1,063,069	1,443,470
Total liabilities and shareholder's equity	$1,622,398	$2,001,468

See notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenues:		
Investments advisory fees	$ 952,691	$1,013,659
Commissions	737,745	904,378
Net miscellaneous income	27,155	-
Total revenues	1,717,591	1,918,037
Operating expenses	1,869,649	2,107,604
Loss from operations	(152,058)	(189,567)
Other income (expense):		
Realized gain on marketable securities	110,352	205,921
Dividend and interest income	43,579	44,812
Interest expense	-	(260)
Total other income	153,931	250,473
Net income	$ 1,873	$ 60,906

See notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock						
	Number of Shares	$1.00 Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity	Comprehensive Income (loss)
Balance at December 31, 2005	25,000	$25,000	$17,428	$861,278	$475,454	$1,379,160	
Net, unrealized gain on securities	-	-	-	-	3,404	3,404	$ 3,404
Net income	-	-	-	60,906	-	60,906	60,906
Balance at December 31, 2006	25,000	25,000	17,428	922,184	478,858	1,443,470	$ 64,310
Shareholder distribution	-	-	-	(160,000)	-	(160,000)	
Net unrealized loss on securities	-	-	-	-	(222,274)	(222,274)	(222,274)
Net income	-	-	-	1,873	-	1,873	1,873
Balance at December 31, 2007	25,000	$25,000	$17,428	$764,057	$256,584	$1,063,069	($220,401)

See notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 1,873	$ 60,906
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	28,589	31,987
Realized gain on marketable securities	(110,352)	(205,921)
Securities donated to charity	25,028	26,019
Changes in operating assets and liabilities:		
Accounts receivable	34,499	11,832
Prepaid expenses	-	(897)
Accounts payable and accrued expenses	(31,198)	(1,551)
Employee withholdings	-	(25,363)
Accrued pension contribution	3,000	(246)
Deferred revenue	29,529	(61,799)
Net cash used by operating activities	(19,032)	(165,033)
Cash flows from investing activities:		
Purchases of marketable securities	(388,778)	(660,537)
Proceeds from the sales of marketable securities	596,246	614,368
Acquisition of property and equipment	(3,330)	(6,273)
Net cash (used) provided by investing activities	204,138	(52,442)
Cash flows from financing activities:		
Distribution to stockholder	(160,000)	-
Principal repayments on long-term debt	-	(13,158)
Net cash used by financing activities	(160,000)	(13,158)
Net (decrease) increase in cash and cash equivalents	25,106	(230,633)
Cash and cash equivalents at beginning of year	589,594	820,227
Cash and cash equivalents at end of year	$614,700	$589,594
Supplemental disclosure of cash flow information:		
State income taxes paid	$ 4,094	$ 3,920
Interest paid	-	260

See notes to financial statements.

1. **Summary of significant accounting policies:**

Nature of business:

Garrett Nagle & Company, Inc. (the "Company") is an investment advisor and broker-dealer in Boston, Massachusetts and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary sources of revenue are generated through investment advisory services provided for its customers and commission earned on trades consummated on behalf of these customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions involve the areas of fair values of marketable securities and certain accrued expenses. Accordingly, actual results could differ from those estimates.

Securities transactions:

Proprietary securities transactions are recorded on the trade date, as if they had settled. Therefore, realized gains and losses arising from all securities transactions entered into for the account and the risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported to them on a settlement-date basis with related commission income and expenses reported on a trade-date basis in the Company's financial statements.

Cash and cash equivalents:

For purposes of the statements of cash flows, the Company considers money market funds all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. The Company places its temporary cash investments with financial institutions considered by management to be of high credit quality. At times, such investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limit.

1. **Summary of significant accounting policies: (Continued)**

Marketable securities:

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities are categorized as available-for-sale and are stated at their fair market value, with unrealized gains and losses reported as a separate component of stockholder's equity unless a decline in value is deemed to be other-than-temporary, in which case affected securities are written down and the loss charged to income. The cost of securities sold is determined using the specific identification method as a basis of recognizing realized gains and losses. Fair market value is determined to be the last reported sales price of the marketable securities as listed on the applicable public exchange at closing on the last business day of the period.

Other-than-temporary impairment of securities:

Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Accounts receivable:

Accounts receivable represent amounts due from the Company's clearing agent. No allowance has been provided for on accounts receivable, because management believes all amounts are collectible.

1. **Summary of significant accounting policies: (Continued)**

Property and equipment:

Property and equipment is stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Maintenance and repairs are charged to expense as incurred, while any additions or improvements are capitalized.

Income taxes:

The Company's sole shareholder has elected, under the provisions of the Internal Revenue Code, to be treated as an S Corporation. As a result, income and losses of the Company are passed through to its shareholder for income tax purposes. Accordingly, no provision has been made for income taxes. The Company is subject to corporate state tax on net taxable income if the Company's annual revenue exceeds certain dollar values. The Company's annual revenue did not exceed these thresholds in 2007 and 2006, however, it is subject to an excise tax on the greater of its tangible property or net worth.

Revenue recognition:

Investment advisory fees are billed and collected annually, in advance, and recognized ratably on a monthly basis as earned during the year. Fees collected in advance and not yet earned are recorded as deferred revenue.

Commissions revenue is received monthly and recorded in the period earned.

Comprehensive income:

SFAS No. 130, "Reporting Comprehensive income," requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statements of Shareholder's Equity.

2. **Marketable securities:**

Marketable Securities classified as available-for-sale consisted of the following at December 31.

	2007			
	Cost	Market	Cumulative Unrealized Gain	Cumulative Unrealized Loss
Corporate bond, maturing 5/1/2008	$96,773	$99,568	$2,795	
Corporate bond, maturing 1/15/2008	98,479	99,964	1,485	
Bond fund	50,020	49,931	-	($ 89)
Equities	427,282	679,674	263,526	(11,134)
	$672,554	$929,137	$267,806	($11,223)

	2006			
	Cost	Market	Cumulative Unrealized Gain	Cumulative Unrealized Loss
Corporate bond, maturing 5/1/2008	$ 96,773	$ 97,785	$ 1,012	$ -
Corporate bond, maturing 11/30/2007	98,540	98,502	-	(38)
Corporate bond, maturing 1/15/2008	98,479	98,857	378	-
Equities	500,905	978,411	482,860	(5,354)
Total	$794,697	$1,273,555	$484,250	($5,392)

2. **Marketable securities: (Continued)**

For the years ending December 31, 2007 and 2006, net realized gains of $110,352 and $205,921, respectively, were transferred from accumulated other comprehensive income and recognized in income.

The Company donated securities with a fair value of $25,028 and $26,019 to charities in 2007 and 2006, respectively.

3. **Property and equipment:**

Property and equipment consists of the following at December 31:

	2007	2006
Motor vehicle	$ 97,215	$ 97,215
Office furniture	112,622	109,848
Furniture and fixtures	96,778	96,221
Leasehold improvements	4,538	4,538
	311,153	307,822
Less accumulated depreciation	272,458	243,868
	$ 38,695	$ 63,954

Depreciation expense at December 31, 2007 and 2006 was $28,589 and $31,987, respectively.

4. **Commitments:**

Operating leases:

The Company leases office space in Boston, Massachusetts under a noncancellable operating lease, as amended, which expires on May 31, 2008. The terms of the lease require monthly rental payments plus pro rata monthly operating expenses.

4. **Commitments: (Continued)**

Operating leases: (Continued)

Future minimum lease payments under the lease described above are as follows: 2008, $102,000.

Total rent expense, including operating expenses, for the years ended December 31, 2007 and 2006 was $253,175 and $253,002, respectively.

5. **401(k) Profit Sharing Plan:**

The Company sponsors a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. Annual employer contributions to the 401(k) plan are calculated at 3% of qualifying compensation for all active participants. The Company may also make discretionary profit sharing contributions to the Plan, which, if made, are allocated on the basis of employee compensation. The total expense under the Plan for the years ended December 31, 2007 and 2006 was $35,000 and $30,000, respectively.

6. **Net capital:**

Pursuant to the net capital provisions of Rule 15c3- 1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $100,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 and 2006, the Company had net capital of $871,987 and $1,174,272, respectively, exceeding the minimum net capital requirement of $100,000 for each year. At December 31, 2007 and 2006, the Company had a ratio of aggregate indebtedness to net capital of .64 to 1 and .48 to 1, respectively, lower than the maximum ratio allowed of aggregate indebtedness to net capital of 15 to 1 for each year.

7. **Concentrations of credit risk:**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY INFORMATION

GARRETT NAGLE & COMPANY, INC.

SCHEDULES OF OPERATING EXPENSES

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Salaries and wages	$ 560,795	$ 646,907
Officer's compensation	300,000	377,626
Rent	253,175	253,002
Clearing charges	155,730	203,972
Commissions	128,336	138,974
Insurance	69,363	77,607
Payroll taxes	50,988	60,986
Market data communications	40,935	43,577
Professional fees	40,084	42,604
Office expense	36,772	42,936
Computer expense	36,205	39,022
Retirement plan expense	35,636	29,500
Charitable contributions	30,778	31,019
Depreciation	28,589	31,987
Temporary help	28,213	-
Dues and subscriptions	17,690	18,377
Travel and entertainment	15,142	20,393
Telephone	13,857	14,308
Printing	5,976	7,152
Taxes, other	4,094	4,467
Postage	3,675	4,425
Registration fees	3,230	5,610
Equipment rental	3,487	4,912
Automobile expense	2,633	2,585
Maintenance and repairs	1,374	2,533
Messenger and delivery	1,955	1,907
Miscellaneous	787	1,116
Advertising	150	100
	$1,869,649	$2,107,604

GARRETT NAGLE & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
Capital		
Common stock	$ 25,000	$ 25,000
Additional paid-in capital	17,428	17,428
Retained earnings	764,057	922,184
Unrealized holding gains	256,584	478,858
Total capital	1,063,069	1,443,470
Nonallowable assets:		
Nonallowable marketable securities	-	2,809
Prepaid expenses	26,089	26,089
Property and equipment, net	38,695	63,954
Net capital before security haircuts	64,784	92,852
Security haircuts	126,298	176,356
Net capital	871,987	1,174,262
Minimum dollar net capital requirement	100,000	100,000
Excess net capital	$ 771,987	$1,074,262
Aggregate indebtedness	$ 559,329	$ 557,998
Ratio of aggregate indebtedness to net capital	.64 to 1	.48 to 1

GARRETT NAGLE & COMPANY, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

A reconciliation of the net capital computation included herein (page 14) with the unaudited net capital computation included in the FOCUS Report as of December 31, 2007 is as follows:

Unaudited net capital at December 31, 2007	$879,961
Security haircut adjustments	(8,055)
Audited net capital at December 31, 2007	$871,987

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

35 BRAINTREE HILL OFFICE PARK

BRAINTREE, MASSACHUSETTS 02184-8709

TEL. (781) 843-6601
FAX (781) 849-6772

PAUL D. SCHNEIDER, CPA
GERALD R. SCHNEIDER, CPA
BRIAN G. OSGANIAN, ESQ.
DIRECTOR OF TAXATION
RICHARD G. SHULTS, CPA

B. BURTON SCHNEIDER

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Stockholder and Board of Directors
Garrett Nagle & Company, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplementary information of Garrett Nagle & Company, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder and Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider, Schneider & Associates, PC

January 29, 2008

COMPUTATION AND RESERVE REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007 AND 2006

Garrett Nagle & Company, Inc. is exempt from the reserve requirements pursuant to SEC Rule 15c3-1 under paragraph (k) (2) (ii).

END